EXHIBIT 99.1

Wanda Sports Group Company Limited Reports Third Quarter 2019 Results
BEIJING, November 18, 2019 (GLOBE NEWSWIRE) – Wanda Sports Group Company Limited (the “Company”, and together with its consolidated entities, “Wanda Sports”, the “Group” or “we”) (NASDAQ: WSG), a leading global sports events, media and marketing platform, today announced its unaudited financial results for the third quarter ended September 30, 2019.
Third Quarter 2019 Highlights:
•
Total revenue was €245.2 million (US$267.4 million), representing an increase of 8% year-over-year. Excluding the impact of reimbursement revenue[1], total revenue was €242.5 million (US$264.5 million), a 33% increase over the third quarter of 2018.

•
Loss for the period was €31.2 million (US$34.0 million), compared to a profit for the period of €13.1 million for the third quarter of 2018. Our performance was impacted by stock-based compensation expenses, the remaining IPO-related costs and the financing costs.

•	Adjusted EBITDA was €39.3 million (US$42.8 million) in the third quarter of 2019, substantially similar to the third quarter of 2018.
•
The number of mass participation events expanded from 102 events in the third quarter of 2018 to 120 events in the third quarter of 2019. The number of gross-paid athletes also showed significant year-over-year growth of 37.5%, from 448,000 in the third quarter 2018 to 616,000 in the third quarter of 2019.

•
The Group established a long term strategic partnership with the International Association of Athletics Federations (IAAF), including a new Diamond League media rights for five years from 2025, a ten-year international media rights agreement for a second international tour - a series of one-day meetings around the world from 2020; the future organization of an annual Diamond League meeting in China by the Group as well as the creation of a new annual IAAF event in China to be organized by the Group.

•	Host broadcast productions for the FIFA Women's World Cup 2019 ™ in France and for the Rugby World Cup 2019 in Japan have been successfully delivered.
•
The Group successfully delivered the commercial program of the FIBA Basketball World Cup 2019, serving as the exclusive partner for their worldwide sponsorship, merchandising, licensing and hospitality.

•
A 10-year media, marketing, digital and merchandising rights prolongation has been extended with the International Ice Hockey Federation (IIHF), the governing body of international ice hockey organizing the annual IIHF Ice Hockey World Championship, through to 2033.

[1]	See revenue discussion below for a description of the reimbursement revenue and its impact.

•	Our net leverage ratio improved from June 30, 2019, which preceded our IPO and the use of proceeds to reduce leverage, to 4.2x at September 30, 2019.
Mr. Hengming Yang, Chief Executive Officer of Wanda Sports, commented, “We delivered solid operating results in the third quarter driven by the strong activity in our Spectator Sports segment, the addition of popular new events in our Mass Participation segment and our continued ability to leverage technology across our global platform to deliver a differentiated experience for our athletes, fans and partners. However, our near-term profitability has been impacted by the expenses in stock-based compensation, the remaining IPO-related costs and the financing costs, as we have previously mentioned. Notwithstanding these factors, we remain confident in the outlook of our business and our ability to continue to execute our strategy to create lasting shareholder value.”

Mr. Brian Liao, Chief Financial Officer of Wanda Sports commented, “Despite the cyclicality, we have delivered robust like-for-like revenue growth year-on-year, thanks to the expansion of our sports rights and event offerings in the third quarter.  Our focus remains on reducing our debt, improving synergies across our group and taking full advantage of our asset light model and strong cash flow generation as we position Wanda Sports for long-term growth.”

Third Quarter 2019 Business Highlights
Core Business Segments
Mass Participation
In the third quarter, we operated 120 events, compared to 102 events in the same period last year. Through the end of the third quarter, we completed 282 of the 347 events scheduled for 2019, including owned, managed and licensed events.
Triathlon
•	We held the IRONMAN 70.3 World Championship in Nice, France for the first time, on September 7-8 with a record 5,706 athletes from 105 nations registered to compete in the two-day event.
•
We operated four inaugural triathlon events - IRONMAN Vitoria-Gasteiz in Spain, the IRONMAN 70.3 in Traverse City, Michigan as well as in Xian, China and an IRONMAN/IRONMAN 70.3/5i50 multirace event in Emilia Romagna in Italy.

Running
•	In Sydney, Australia, our recently acquired Sun Herald City2Surf presented by Westpac, also known as “the World’s Largest Fun Run,” drew a sold-out field of more than 84,000 participants in August.
•
The Group won the exclusive rights to organize the Rome Marathon, one of the top 10 European marathons, from 2020 to 2023. The agreement includes operational management of the event as well as all marketing, commercial TV and media rights.

Cycling
•
The Deloitte Ride Across Britain took place in September with nearly 1,000 cyclists participating in the 980-mile ride over nine days. It was the 10th edition of the event and the first time the Group has been involved following its acquisition of UK-based event organizer Threshold in April.

Spectator Sports
The Spectator Sports business in the third quarter reflected the Group’s delivery of a number of world championships and large-scale regional events.

Key events
•
The FIBA Basketball World Cup, FIBA’s flagship competition in 2019 which achieved a world record audience, was held in China for the first time, from August 31 to September 15.  The Group successfully delivered the commercial program of the FIBA Basketball World Cup 2019, serving as the exclusive partner for their worldwide sponsorship, merchandising, licensing and hospitality.

•
The CEV Men's and Women's European Volleyball Championships took place in August and September. The Group, as the CEV's long-standing exclusive media rights partner, secured broadcasters in over 150 territories globally.

•
TOTAL BWF Badminton World Championships 2019, which was held from August 19-25 in Basel, Switzerland. This was the 25th edition of the Badminton World Championships, which welcomed top players from around the world to Switzerland. The Group, BWF's exclusive media and marketing partner, was responsible for a variety of deliverables, including sponsorship, media sales, client and broadcaster services.

Major Prolongations
•
A 10-year media, marketing, digital and merchandising rights prolongation with IIHF, the governing body of international ice hockey which organizes the annual IIHF Ice Hockey World Championship, has extended its partnership with the Group until 2033, starting in 2024 (at the end of our current agreement) through 2033 was unanimously ratified by the IIHF Congress.

•
A five-year agreement with Scottish Professional Football League (SPFL) media rights until 2024/25 has been extended, another addition to our world’s leading football portfolio.  The extended agreement also covers the development of a dedicated e-sports league for SPFL.

Key New Business Wins
•
The Group established a long term strategic partnership with the International Association of Athletics Federations (IAAF), including a new Diamond League media rights for five years from 2025, a ten-year international media rights agreement for a second international tour - a series of one-day meetings around the world from 2020; the future organization of an annual Diamond League meeting in China by the Group as well as the creation of a new annual IAAF event in China to be organized by the Group.

•
A partnership with the NBA covering the sale of the NBA’s sponsorship rights in Italy has been established. This marks the NBA’s first agreement where a sports marketing company will represent NBA sponsorship inventory in Italy.

•	A marketing agreement with Formula 1 team Alfa Romeo Racing has been secured until the end of 2020.
•	A marketing agreement covering hospitality packages of Roland-Garros and the Rolex Paris Masters has been secured until 2021.

Digital, Production, Sports Solutions (DPSS)
•	We were the host broadcaster for the FIFA Women's World Cup 2019 ™, which was held from June 7 to July 7 in France. HBS had more than 1,000 staff on site and six production teams per match.
•
IGBS, a joint venture between HBS and IMG Media, was the host broadcaster for the Rugby World Cup 2019 in Japan. The tournament sets new standards in rugby broadcast production with the first 8K production, the use of augmented reality graphics and Hawk-Eye Smart Replay technology.

•	5G production has been successfully tested at the BMW Berlin-Marathon, part of the Abbott World Marathon Majors, a series of the six world's largest and most renowned marathons.
•
We finalized our investment in the Level 99, an eSports creative agency that services major eSports publishers such as EA, leagues like ESL and teams such as OG. We believe this investment is important to our strategic expansion and that eSports will complement our spectator business and digital offerings.

China Business Highlights
In the third quarter, we continued to add premium mass participation sports events in China to our portfolio.
•	IRONMAN 70.3 held its first event in Xian, China on September 15, providing athletes with new racing opportunities.
•
The Group secured the operating rights for the Shenyang International Marathon, which hosted 20,000 athletes from 18 countries on September 8. The race’s top 100 qualifiers will represent China in the Abbott WMM Wanda Age Group World Championships 2020, which will be held as part of the London Marathon Majors.

•	We were host broadcaster for the 18th edition of the Tour of Qinghai Lake International Road Cycling Race in Qinghai province in July.

Third Quarter 2019 Financial Results
Revenue
Total revenue was €245.2 million (US$267.4 million), representing an increase of 8% year-over-year, primarily attributable to increase in revenue from our mass participation and spectator sports segments. Excluding reimbursement revenue2, total revenue was €242.5 million (US$264.5 million), a significant increase of 33% over the third quarter of 2018.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three Months Ended September 30,
	2019			2018
(in millions, except percentages)	USD	EUR	% of Revenue	EUR	% of Revenue	YoY Change
Core segments:
Mass Participation	123.7	113.4	46%	99.6	44%	14%
Spectator Sports	115.4	105.8	43%	58.7	26%	80%
DPSS	28.3	26.0	11%	69.1	30%	(62%)
Total Revenue	267.4	245.2	100%	227.4	100%	8%
DPSS excluding reimbursement revenue	25.4	23.3		23.6		(1%)
Total Revenue excluding reimbursement revenue	264.5	242.5		181.9		33%

[2]
Cyclicality driven by the timing cycle of sports events has a significant impact on the comparability of our results from one period to the next. In 2018, both total revenue and total cost of sales were also impacted due to media production activities in connection e.g. with the 2018 FIFA World Cup Russia™ accounted for in our DPSS segment. These activities are undertaken pursuant to our cost-plus contractual model under which both revenue and costs are fully accounted for in our consolidated statement of profit or loss, including reimbursement revenues and reimbursement costs.

•
Mass Participation: The increase in revenue was principally driven by the increase in our total number of events, to 120 events for the third quarter of 2019 from 102 events for the third quarter of 2018. The number of gross-paid athletes also increased to 616,000 for the third quarter of 2019 from 448,000 in the same period last year.

•
Spectator Sports: The increase in revenue was primarily due to the expansion of our summer sports portfolio, mainly the FIBA Basketball World Cup 2019, FIM MXGP Motocross World Championship races and the CEV EuroVolley 2019.

•
DPSS: The decrease in revenue was due to event cyclicality relating to the 2018 FIFA World Cup Russia™. Excluding reimbursement revenue, DPSS revenue was €23.3 million (US$25.4 million) for the third quarter of 2019, approximately the same as the third quarter of 2018.

Gross profit
The following table sets forth a breakdown of our gross profit and our gross margin by segment for the periods indicated:
	Three Months Ended, September 30,
	2019			2018
(in millions, except percentages)	USD	EUR	Gross margin	EUR	Gross margin	YoY Change in Gross Profit
Core segments:
Mass Participation	47.6	43.6	38%	37.9	38%	15%
Spectator Sports	35.3	32.4	31%	29.8	51%	9%
DPSS	9.6	8.8	34%	13.5	20%	(35%)
Total Gross Profit	92.5	84.8	35%	81.2	36%	4%

•	Mass Participation: The increase in gross profit was principally driven by the increase in the number of events.
•	Spectator Sports: The increase was primarily due to a higher profit contribution from the FIM MXGP Motocross World Championship races.
•	DPSS: The decrease was primarily due to the event cyclicality of the 2018 FIFA World Cup Russia™ relating to the media production business.
Gross margin, or gross profit as a percentage of revenue, was 35%, compared with 36% in the same quarter of 2018.
Personnel expenses were €53.3 million (US$58.1 million), an increase of 35% year-over-year, primarily driven by stock-based compensation incurred during the period for €21.7 million (US$23.6 million), which reflected the impact of the IPO on the valuation awards and the acceleration of vesting on outstanding grants in our subsidiary businesses.

Selling, office and administrative expenses were €15.0 million (US$16.4 million) for the third quarter of 2019, compared with €11.7 million in the third quarter in 2018, primarily driven by IPO related expenses, higher third party service fees as well as additional travelling expenses for various international events.
Depreciation and amortization expenses were €7.7 million (US$8.4 million), compared with €7.7 million in the third quarter in 2018.
Other operating expenses, net was €2.0 million (US$2.2 million) compared with other operating income, net of €0.4 million in the third quarter of 2018, primarily due to the absence of other investment income during the current period.
Finance costs were €28.5 million (US$31.1 million), compared with €9.8 million in the third quarter in 2018, primarily due to interest expense and make-whole amount during the period for the unsecured senior 364-day term loan facility which was entered in March 2019.
Income tax expenses were €10.3 million (US$11.2 million), compared with €3.8 million for the third quarter of 2018.  The increase was mainly due to additional tax expense arising from newly acquired companies in the current year, additional tax expenses related to prior year operating income as well as an increase in expenses that were not tax deductible such as share-based compensation expenses, or were unable to be recognized as deferred tax asset such as interest expense.
Loss for the period was €31.2 million (US$34.0 million), compared to a profit for the period €13.1 million for the third quarter of 2018 primarily attributable to finance cost relating to our unsecured senior 364-day term loan facility; the stock-based compensation for our Management Equity Incentive Plan arise from IPO and the increase in income tax expenses.
Adjusted EBITDA was €39.3 million (US$42.8 million) in the third quarter of 2019, substantially similar to the third quarter of 2018.
Net loss attributable to ordinary shareholders of Wanda Sports Group Company Limited was €31.3 million (US$34.1 million), compared to a net profit attributable to ordinary shareholders of Wanda Sports Group Company Limited of €12.9 million for the third quarter of 2018.
Basic and diluted net loss per American Depositary Share (“ADS”) were both €0.23 (US$0.25), compared to basic net income per ADS of €0.09 and diluted net income per ADS of €0.08 in the third quarter of 2018.
Cash and cash equivalents
As of September 30, 2019, the Group had cash and cash equivalents of €122.8 million (US$133.9 million).
Fourth Quarter and full year 2019 Guidance
For the fourth quarter, we currently expect:

Total revenue to be in the range of €245 million to €260 million, or down 7% to 1% year-over-year.
Excluding reimbursement revenue, total revenue to be in the range of €242 million to €257 million, or down 7% to 1% year-over-year.
Adjusted EBITDA to be in the range of €44 million to €49 million, or down 9% to up 1% year-over-year.
For the full year 2019, we currently expect:
Total revenue to be in the range of €1,020 million to €1,035 million, or down 10% to 8% from 2018.
Excluding reimbursement revenue, total revenue to be in the range of €987 million to €1,002 million, or up 8% to 10% from 2018.
Adjusted EBITDA to be in the range of €167 million to €172 million, or down 15% to 12% from 2018.
Compared with 2018, total revenue and Adjusted EBITDA of 2019 are expected to be lower mainly due to event cyclicality in 2018.
The aforementioned guidance reflects our expectations for the fourth quarter and full year 2019 as of November 18, 2019. Our results are based on assumptions that we believe to be reasonable as of this date, but may be materially affected by many factors, as discussed below in the Forward-Looking Statements.
Conference Call Information
Wanda Sport’s management will host an earnings conference call at 8:30 AM U.S. Eastern Time on November 18, 2019 (9:30 PM Beijing/Hong Kong Time on November 18, 2019).
The dial-in details for the live conference call are as follows:
United States:	+1 866 519 4004
International:	+65 6713 5090
Hong Kong:	+852 3018 6771
China:	4006 208038
Conference ID:	5380899

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at investor.wsg.cn.
A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until November 26 2019, by dialing the following telephone numbers:

United States:	+1 855 452 5696
International:	+61 2 8199 0299
Hong Kong:	800 963 117
China:	4006 322 162 2
Replay Access Code:	5380899

About Wanda Sports Group
Wanda Sports Group (Nasdaq: WSG) is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through our businesses, including Infront and World Triathlon Corporation (IRONMAN), we have significant intellectual property rights, long-term relationships and broad execution capabilities, enabling us to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. We offer a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Our full-service platform creates value for our partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in Beijing, China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world. For more information, please visit investor.wsg.cn.
Use of Non-IFRS Financial Measures
To supplement our consolidated financial statements which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we also use Adjusted EBITDA as a non-IFRS financial measure. We present this non-IFRS financial measure because it is used by our management in evaluating our operating results and for financial and operational decision-making purposes.  We define Adjusted EBITDA as net income excluding share-based compensation and other non-recurring expenses. We also believe that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.
Non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit/(loss) from operations and net profit/(loss) or any other measure of performance, or as an indicator of our operating performance. Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
Reconciliation of Adjusted EBITDA and EBITDA, another non-IFRS financial measure, to the most directly comparable IFRS financial measure is set forth at the end of this release.

Exchange Rate Information
This press release contains translation of certain Euro (“€”) amounts into U.S. Dollar (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Euro to U.S. dollar were made at the exchange rate of €0.9170 to US$1.00, the exchange rate on September 30, 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.
Change in accounting policy relating to the parent Company’s functional currency
Prior to July 31, 2019, the functional currency of the Company (the Group’s parent company) was Euro.  Effective as of July 31, 2019, the Company changed its functional currency from Euro to the U.S. Dollar.  Management believes the U.S. Dollar better reflects the more relevant economic environment of the Company, as it incurs and services its external debt mainly in U.S. Dollars. Meanwhile, the Group's presentation currency for its consolidated financial statements has been, and will remain, the Euro.
Safe Harbor Statement
This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Wanda Sports management quotes and the Group’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Wanda Sports may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Group’s goals and strategies; growth of the Chinese e-commerce market; Chinese governmental policies relating to the Group’s industry and general economic conditions in China; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in the Company’s registration statement on Form F-1, which is available on the SEC’s website at www.sec.gov.
Additional information will be made available in the Company’s annual report on Form 20-F for the year ending December 31, 2019 and other filings that the Company makes from time to time with the SEC. In addition, any forward-looking statements contained in this press release are based on assumptions that the Company believes to be reasonable as of this date. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor and media inquiries, please contact:
In China:
Wanda Sports Group
Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn

In the U.S.:
Sard Verbinnen & Co
Paul Scarpetta
E-mail:  WandaSports-SVC@SARDVERB.com

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”), except for number of shares and per share data)
	For the three months ended
	September 30, 2019		September 30, 2018
	$	€	€
Revenue	267,364	245,175	227,380
Cost of sales	(174,859)	(160,348)	(146,230)
Gross profit	92,505	84,827	81,150
Personnel expenses	(58,111)	(53,288)	(39,432)
Selling, office and administrative expenses	(16,389)	(15,029)	(11,744)
Depreciation and amortization	(8,414)	(7,716)	(7,698)
Other operating (expense)/income, net	(2,153)	(1,974)	373
Finance costs	(31,104)	(28,522)	(9,822)
Finance income	312	286	413
Share of profit of associates and joint ventures	563	516	3,634
(Loss)/Profit before tax	(22,791)	(20,900)	16,874
Income tax expense	(11,231)	(10,299)	(3,769)
(Loss)/Profit for the period	(34,022)	(31,199)	13,105
Attributable to:
Equity holders of the parent	(34,093)	(31,264)	12,868
Non‑controlling interests	71	65	237
	(34,022)	(31,199)	13,105
Earnings per share[3]:
Basic (loss)/profit for the period attributable to ordinary equity holders of the parent	(0.17)	(0.15)	0.06
Diluted (loss)/profit for the period attributable to ordinary equity holders of the parent	(0.17)	(0.15)	0.06
Basic (loss)/profit for the period attributable to ADS holders of the parent	(0.25)	(0.23)	0.09
Diluted (loss)/profit for the period attributable to ADS holders of the parent	(0.25)	(0.23)	0.08

[3]
Basic and diluted earnings per share and profit attributable to ADS holders of the parent for the three months ended September 30, 2019 and 2018 were computed in the assumption that, the Company had issued 23.8 million ADS, and the Company had approximately 205 million ordinary shares issued and outstanding as at September 30, 2019 and 2018.

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended
	September 30, 2019		September 30, 2018
	$	€	€
(Loss)/profit for the period	(34,022)	(31,199)	13,105
Other comprehensive income:
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods (net of tax):
Net gain/(loss) on cash flow hedges	249	229	(31)
Exchange differences on translation of foreign operations	28,685	26,304	(8,700)
Net other comprehensive income/(loss) income to be reclassified to profit or loss in subsequent periods	28,934	26,533	(8,731)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Net remeasurement on defined benefit plans	14	12	-
Other comprehensive income/(loss) for the period, net of tax	28,948	26,545	(8,731)
Total comprehensive income for the period, net of tax	(5,074)	(4,654)	4,374
Attributable to:
Equity holders of the parent	(5,187)	(4,757)	4,213
Non‑controlling interests	113	103	161
	(5,074)	(4,654)	4,374

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	September 30, 2019		December 31, 2018
	$	€	€
ASSETS
CURRENT ASSETS
Cash and cash equivalents	133,897	122,785	177,048
Trade and other receivables	258,620	237,157	299,898
Accrued income	13,547	12,423	6,474
Contract assets	62,750	57,542	39,714
Inventories	10,782	9,887	5,935
Income tax receivables	8,975	8,230	8,816
Other assets	94,409	86,574	81,561
	582,980	534,598	619,446
NON‑CURRENT ASSETS
Long‑term receivables	11,036	10,123	6,271
Investments in associates and joint ventures	1,950	1,788	5,551
Property, plant and equipment	27,878	25,564	26,048
Right of use assets	36,749	33,699	35,789
Intangible assets	484,737	444,509	423,488
Goodwill	920,308	843,932	677,326
Contract assets	11,306	10,368	9,077
Deferred tax assets	20,608	18,898	24,562
Other assets	66,095	60,609	54,953
	1,580,667	1,449,490	1,263,065
TOTAL ASSETS	2,163,647	1,984,088	1,882,511

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	September 30, 2019		December 31, 2018
	$	€	€
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	173,556	159,153	816,451
Interest‑bearing liabilities	221,921	203,504	25,487
Lease liabilities	11,869	10,884	9,863
Accrued expense	88,097	80,786	83,516
Deferred income	5	5	7
Contract liabilities	163,828	150,232	185,681
Other liabilities	19,634	18,005	17,097
Income tax payable	18,458	16,926	31,009
Provisions	6,763	6,202	3,419
	704,131	645,697	1,172,530
NON‑CURRENT LIABILITIES
Interest‑bearing liabilities	704,796	646,305	535,630
Lease liabilities	29,088	26,674	28,841
Accrued expenses	6,868	6,298	4,941
Deferred income	-	-	10
Contract liabilities	15,554	14,263	13,485
Deferred tax liabilities	93,069	85,345	82,941
Provisions	4,095	3,755	8,576
Long‑term payroll payables	14,520	13,315	12,770
Other liabilities	58,984	54,090	31,802
	926,974	850,045	718,996
TOTAL LIABILITIES	1,631,105	1,495,742	1,891,526
EQUITY
Share capital	1,658,450	1,520,816	1,520,816
Reserves	(885,141)	(811,684)	(1,321,685
Accumulated deficit	(244,538)	(224,244)	(207,566
Equity/(deficit) attributable to equity holders of the parent	528,771	484,888	(8,435
Non‑controlling interests	3,771	3,458	(580
TOTAL EQUITY/(DEFICIT)	532,542	488,346	(9,015
TOTAL LIABILITIES AND EQUITY	2,163,647	1,984,088	1,882,511

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended
	September 30, 2019		September 30, 2018
	$	€	€
NET CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/profit for the period	(34,022)	(31,199)	13,105
Total non-cash adjustments	49,804	45,672	20,958
Total working capital adjustments	(36,221)	(33,216)	(16,535)
Tax paid	(6,270)	(5,750)	(8,108)
Net cash flows (used in)/provided by operating activities	(26,709)	(24,493)	9,420

NET CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net	(849)	(779)	(791)
Contingent consideration and liabilities from business combination paid	(3,968)	(3,639)	(1,270)
Purchases of property, plant and equipment and intangible assets	(3,239)	(2,970)	(4,145)
Proceeds from sale of property, plant and equipment and intangible assets	245	225	46
Others	306	281	(479)
Net cash flows used in investing activities	(7,505)	(6,882)	(6,639)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	268,331	246,062	-
Repayment of borrowings	(464,369)	(425,831)	(550)
Repayment of the principal portion of the lease liability	(3,274)	(3,002)	(2,645)
Proceeds from IPO, net	177,374	162,654	-
Payment of restricted stock	(11,652)	(10,685)	-
Payment of debt issuance cost	(3,330)	(3,054)	-
Others	(202)	(186)	-
Net cash used in financing activities	(37,122)	(34,042)	(3,195)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(71,336)	(65,417)	(414)
Cash and cash equivalents at beginning of the period	203,384	186,505	145,370
Effect of foreign exchange rate changes, net	1,849	1,697	(3,413)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	133,897	122,785	141,543

RECONCILIATION OF NON-IFRS MEASURE – IFRS Profit for the Period to Adjusted EBITDA (unaudited)
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended
	September 30, 2019		September 30, 2018
	$	€	€
(Loss)/profit for the period	(34,022)	(31,199)	13,105
Income tax expense	11,231	10,299	3,769
Net interest expenses	24,744	22,690	6,297
Depreciation and amortization	8,414	7,716	7,698
EBITDA	10,367	9,506	30,869

Share-based compensation(1)	23,638	21,676	3,416
Expenses or charges relating to acquisition(2)	1,232	1,130	494
Expenses or charges relating to IPO or financing(3)	98	90	884
Restructure and disposal of investments / subsidiaries(4)	-	-	56
Profit or loss from termination of customers(5)	-	-	469
Change in fair value of investments(6)	57	52	22
Bad debt expenses relating to specific customer(7)	-	-	2
Losses on foreign exchange and derivatives, and other financial charges(8)	6,048	5,546	3,112
Estimated client compensation relating to fraudulent activities(9)	1,384	1,269	-
Adjusted EBITDA	42,824	39,269	39,324

1.	Share-based compensation has been excluded as it is a non-cash expense. Our adjustment removes all of the historical share-based compensation for employees.
2.	Represents expenses incurred for professional fees such as legal counsel, auditors, underwriters, valuation experts and consultants in respect of the strategic acquisitions of the Group.
3.	Represents professional fees of legal counsel, auditors, due diligence experts, consultants, and related expenses for our IPO and financing.
4.
Represents expenses or costs incurred in the restructuring and disposal of investments and subsidiary companies. Following our acquisitions of Infront and WEH, we went through a restructuring process which involved divestment of certain investments and subsidiaries. Following the acquisition of CGI in 2017, WEH undertook a similar process. While event and contract performance reviews are performed as a normal course of business, these larger restructuring processes are considered non-recurring.

5.	Eliminates the impact from the extraordinary loss of certain rights-in partners following their insolvency.
6.	Eliminates the net investment loss on investments.
7.
Eliminates expenses reflecting expected credit losses in trade account receivables that we had outstanding from a sports marketing and media rights firm (MP & Silva) as well as contract assets, as a result of the initiation of MP & Silva’s insolvency process.

8.	Represents the losses on foreign exchange, derivative financial instruments at fair value through profit or loss, termination of the cross-currency swap and other financial charges.
9.
Represents the amount estimated to be paid by Infront as compensation in connection with fraudulent activities presumably undertaken by a former senior employee of Infront, for which we have taken a revenue deduction in the three months ended September 30, 2019.